Exhibit 99.4

EXPLANATORY NOTE

Studio City Investments Limited’s Quarterly Report

for the Three and Six Months Ended June 30, 2019

This quarterly report serves to provide holders of Studio City Company Limited’s US$850,000,000 7.250% senior secured notes due 2021 (the “2021 Studio City Company Notes”) with Studio City Investments Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and six months ended June 30, 2019, together with the related information, pursuant to the terms of the indenture, dated November 30, 2016, as supplemented, relating to the 2021 Studio City Company Notes. Studio City Investments Limited is the parent guarantor of the 2021 Studio City Company Notes.

Studio City Investments Limited

Report for the Second Quarter of 2019

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•	“2019 Studio City Company Notes” refers to the US$350.0 million aggregate principal amount of 5.875% senior notes due 2019 issued by Studio City Company Limited on November 30, 2016;

•

“2020 Studio City Finance Notes” refers to the US$825.0 million aggregate principal amount of 8.500% senior notes due 2020 issued by Studio City Finance on November 26, 2012 and as to which no amount remains outstanding following the redemption by Studio City Finance of all remaining outstanding amounts in March 2019;

•

“2020 Studio City Finance Notes Tender Offer” refers to the conditional tender offer by Studio City Finance to purchase for cash any and all of the outstanding 2020 Studio City Finance Notes commenced in January 2019 and which expired in February 2019;

•	“2020 Studio City Intercompany Note” refers to the on-loan by Studio City Finance to our company of the proceeds of the 2020 Studio City Finance Notes offering;

•

“2021 Studio City Senior Secured Credit Facility” refers to the facility agreement dated November 23, 2016 with, among others, Bank of China Limited, Macau Branch, to amend, restate and extend the Studio City Project Facility to provide for senior secured credit facilities in an aggregate amount of HK$234.0 million, which consist of a HK$233.0 million (approximately US$29.8 million) revolving credit facility and a HK$1.0 million (approximately US$128,000) term loan facility;

•	“Altira Macau” refers to an integrated casino and hotel development located in Taipa, Macau, that caters to Asian VIP rolling chip customers;

•	“China” and “PRC” refer to the People’s Republic of China, excluding Hong Kong, Macau and Taiwan from a geographical point of view;

•

“City of Dreams” refers to a casino, hotel, retail and entertainment integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater and other entertainment venues;

•	“Concessionaire(s)” refers to the holder(s) of a concession for the operation of casino games in Macau;

•	“Cotai” refers to an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•

“Gaming Operator” or “Melco Resorts Macau” refers to Melco Resorts (Macau) Limited, a company incorporated under the laws of Macau that is a subsidiary of Melco, the holder of a subconcession under the Subconcession Contract and the operator of Studio City Casino. The equity interest of the Gaming Operator is 90% owned by Melco and 10% owned by Mr. Lawrence Ho, the managing director of the Gaming Operator;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Hong Kong” refers to the Hong Kong Special Administrative Region of the PRC;

•	“Macau” refers to the Macau Special Administrative Region of the PRC;

•

“Master Services Agreements” refers to the services agreements (including work agreements) and arrangements for non-gaming services entered into on December 21, 2015 between SCI and certain of its subsidiaries, on the one hand, and certain Melco Affiliates, on the other hand, under which SCI and its subsidiaries and Melco Affiliates share and mutually provide certain non-gaming services at Studio City, City of Dreams and Altira Macau;

•	“MCO Cotai” refers to MCO Cotai Investments Limited (formerly known as MCE Cotai Investments Limited), a subsidiary of Melco and a shareholder of SCI;

•

“Melco” refers to Melco Resorts & Entertainment Limited, a company incorporated in the Cayman Islands with its American depositary shares listed on the NASDAQ Global Select Market, and which, through its subsidiary MCO Cotai, is a principal shareholder of SCI;

•	“Melco Affiliates” refers to the subsidiaries of Melco other than SCI and its subsidiaries;

•	“Pataca(s)” and “MOP” refer to the legal currency of Macau;

•

“remaining project” refers to the part of the Studio City project comprised of a gross floor area of approximately 229,968 square meters, which is required to be developed under the land concession contract;

•

“SCI” refers to an indirect parent of our company, Studio City International Holdings Limited, an exempted company registered by way of continuation in the Cayman Islands, the American depositary receipts of which are listed on the New York Stock Exchange;

•

“Services and Right to Use Arrangements” refers to the agreement entered into among, inter alia, Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•

“Site” or “Land” refers to the plot of land situated in Macau, at the Cotai reclaimed land area, with a gross area of approximately 1.4 million square feet (130,789 square meters), described at the Macau Immovable Property Registry under no. 23059, and registered in Studio City Developments Limited’s name under inscription no. 26642 of Book F, titled by Dispatch of the Secretary for Public Works and Transportation no. 100/2001 of October 9, 2001, as amended by Dispatch of the Secretary for Public Works and Transportation no. 31/2012 of July 19, 2012, published in the Macau Official Gazette no. 30 of July 25, 2012, and by Dispatch of Secretary for Public Works and Transportation no. 92/2015 of September 10, 2015, published in the Macau Official Gazette no. 38 of September 23, 2015, comprised of lots G300, G310 and G400, denoted by the letter “A” on map no. 5899/2000 issued by Macau Cartography and Cadastre Bureau on January 3, 2012;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•	“Studio City Company Notes” refers to, collectively, the 2019 Studio City Company Notes and the 2021 Studio City Company Notes;

•	“Studio City Entertainment” refers to our subsidiary, Studio City Entertainment Limited, a Macau company;

•	“Studio City Finance” refers to Studio City Finance Limited, a British Virgin Islands company;

•	“Studio City Finance Notes” refers to the US$600.0 million aggregate principal amount of 7.250% senior notes due 2024 issued by Studio City Finance on February 11, 2019;

•	“Studio City Intercompany Note” refers to the on-loan by Studio City Finance to our company of the proceeds of the Studio City Finance Notes offering;

•

“Studio City Project Facility” refers to the senior secured project facility, dated January 28, 2013 and as amended from time to time, entered into between, among others, Studio City Company Limited as borrower and certain subsidiaries as guarantors, comprising a term loan facility of HK$10,080,460,000 (approximately US$1.3 billion) and revolving credit facility of HK$775,420,000 (approximately US$100 million), and which has been amended, restated and extended by the 2021 Studio City Senior Secured Credit Facility;

•

“Subconcession Contract” refers to the subconcession contract executed between the Gaming Operator and Wynn Resorts (Macau) S.A., or Wynn Resorts Macau, on September 8, 2006, that provides for the terms and conditions of the subconcession granted to the Gaming Operator by Wynn Resorts Macau;

•	“Subconcessionaire(s)” refers to the holder(s) of a subconcession for the operation of casino games in Macau;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we,” “us,” “our,” “our company” and “the Company” refer to Studio City Investments Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2019.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performances or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the gaming market and visitations in Macau, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) gaming authority and other governmental approvals and regulations and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming operator

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through direct marketing efforts and relationships with the gaming operator

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

Although we have certain expenses and revenues denominated in Patacas, our revenues and expenses are denominated predominantly in H.K. dollars and, in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this quarterly report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.8135 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on June 28, 2019 in New York City for cable transfers in H.K. dollars for U.S. dollars, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.8103 to US$1.00. On August 23, 2019, the noon buying rate was HK$7.8438 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 to MOP1.03. All translations from Pataca to U.S. dollar in the non-financial pages of this quarterly report were made at the exchange rate of MOP8.0479 to US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2018. Our unaudited condensed consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements for the year ended December 31, 2018, except for the adoption of Accounting Standards Codification 842, Leases (Topic 842) (“New Leases Standard”) on January 1, 2019 under the modified retrospective method. Amounts for the periods beginning on or after January 1, 2019 are presented under the New Leases Standard, while prior period amounts are not adjusted and continue to be reported in accordance with the previous basis. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Results of Operations

Studio City is a large-scale cinematically-themed integrated entertainment, retail and gaming resort which opened in October 2015. In the second quarter of 2019, Studio City operated an average of approximately 293 gaming tables and 985 gaming machines. The gaming operations of Studio City are focused on the mass market and target all ranges of mass market patrons. While Studio City focuses on the mass market segment for gaming, VIP rolling chip operations, including both junket and premium direct VIP offerings, were introduced at Studio City in early November 2016 and a VIP rolling chip area has been built at Studio City with 45 VIP tables as of June 30, 2019. Such VIP rolling chip operations are operated by the Gaming Operator. In January 2019, the Gaming Operator informed Studio City Entertainment that it will cease VIP gaming operations at the Studio City Casino in January 2020. Studio City will assess and evaluate its focus on different market segments from time to time and will adjust its operations as appropriate.

Studio City also includes luxury hotel offerings and various entertainment, retail and food and beverage outlets to attract a diverse range of customers. Designed to focus on the mass market segment, Studio City offers cinematically-themed, unique and innovative interactive attractions, including the world’s first figure-8 and Asia’s highest Ferris wheel, a Warner Bros.-themed family entertainment center, a 4-D Batman flight simulator, an exclusive night club and a 5,000-seat multi-purpose live performance arena, as well as approximately 1,600 luxury hotel rooms, various food and beverage outlets and themed and innovative retail space.

Studio City Casino is operated by the Gaming Operator, one of the subsidiaries of Melco and a holder of a gaming subconcession, and we operate the non-gaming businesses of Studio City.

Studio City sits within a ring-fenced credit group separate from its shareholders and Studio City’s debt obligations are not guaranteed by its shareholders. In particular, Melco is not a guarantor under the 2021 Studio City Senior Secured Credit Facility, the Studio City Finance Notes or the Studio City Company Notes. As such, SCI and its shareholders are not contractually required to provide any additional financial support to Studio City with respect to the Studio City debt obligations.

Under our current plan, the remaining project is expected to consist of two hotel towers with approximately 900 rooms and suites and a gaming area. In addition, we currently envision the remaining project to also contain a waterpark with indoor and outdoor areas. Other non-gaming attractions expected to be part of the remaining project include MICE space, retail and food and beverage outlets and a cineplex. As of June 30, 2019, we have incurred approximately US$47.7 million of aggregate costs relating to the development of our remaining project, primarily related to the initial design and planning costs. Based on our current plan, we currently expect a development project budget of approximately US$1.35 billion to US$1.40 billion (exclusive of any pre-opening costs and financing costs). We expect to have significant capital expenditures in the future if we continue to expand our existing operations at Studio City and develop the remaining project.

In February 2018, we announced that the Macau government has granted an extension of the development period under the Studio City land concession contract. Pursuant to such extension, the development period for the land of Studio City has been extended to July 24, 2021. If we do not complete development by that time and the Macau government does not grant us an extension of the development period, we could be forced to forfeit all or part of our investment in Studio City, along with our interest in the land on which Studio City is located and the buildings and structures on such land.

The Adjusted EBITDA for Studio City for the three months ended June 30, 2019 referred to in Melco’s earnings release dated July 24, 2019 (“Melco’s earnings release”) is US$12.1 million more than the Adjusted EBITDA of Studio City contained in this report. The Adjusted EBITDA of Studio City contained in this report includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in the Melco’s earnings release. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in the Melco’s earnings release does not reflect certain costs related to the VIP operations at Studio City Casino. Furthermore, the Adjusted EBITDA of Studio City included in Melco’s earnings release includes operating income or losses generated at Studio City by SCI’s subsidiaries which are not our subsidiaries. Such operating income or losses are not included in the consolidated financials of our company.

Three Months Ended June 30, 2019 Compared to Three Months Ended June 30, 2018

For the second quarter of 2019, our total operating revenues were US$149.4 million, an increase of US$24.4 million, from US$125.0 million of total operating revenues for the second quarter of 2018. The increase in total operating revenues was due to the increase in revenues from the provision of gaming related services, partially offset by lower non-gaming revenues.

Net loss attributable to Studio City Investments Limited for the second quarter of 2019 was US$3.1 million, a decrease of US$27.0 million from a net loss attributable to Studio City Investments Limited of US$30.1 million for the second quarter of 2018, primarily due to the increase in revenues from the provision of gaming related services and lower interest expenses, partially offset by lower non-gaming revenues and higher property charges and other.

Studio City Casino generated gross gaming revenues of US$361.8 million and US$381.0 million for the second quarters of 2019 and 2018, respectively. Affected by the Macau market-wide VIP weakness, and by increasing competition in and around Cotai, Studio City’s rolling chip volumes totaled US$3.1 billion for the second quarter of 2019 versus US$6.1 billion in the second quarter of 2018. The rolling chip win rate was 2.76% in the second quarter of 2019 versus 2.66% in the second quarter of 2018. The expected rolling chip win rate range is 2.85% - 3.15%. Mass market table games drop increased to US$877.0 million in the second quarter of 2019 compared with US$814.3 million in the second quarter of 2018. The mass market table games hold percentage was 29.2% in the second quarter of 2019 compared to 24.5% in the second quarter of 2018. Gaming machine handle for the second quarter of 2019 was US$630.9 million, compared with US$614.9 million in the second quarter of 2018. The gaming machine win rate was 3.2% in the second quarter of 2019 compared to 3.4% in the second quarter of 2018.

Revenues from the provision of gaming related services were US$101.1 million and US$70.2 million for the second quarters of 2019 and 2018, respectively. Revenues from the provision of gaming related services are net of gaming taxes and the costs incurred in connection with the operation of Studio City Casino deducted by the Gaming Operator pursuant to the Services and Right to Use Arrangements.

Total non-gaming revenues for the second quarter of 2019 were US$48.2 million, compared with US$54.8 million for the second quarter of 2018.

Total net non-operating expenses for the second quarter of 2019 were US$34.1 million, which mainly included interest expenses of US$30.4 million, compared to total net non-operating expenses of US$49.4 million for the second quarter of 2018, which mainly included interest expenses of US$49.7 million.

Depreciation and amortization costs of US$43.3 million were recorded in the second quarter of 2019, of which US$0.8 million was related to the amortization expense for the land use right.

Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2018

For the six months ended June 30, 2019, our total operating revenues were US$299.9 million, an increase of US$18.1 million, from US$281.8 million of total operating revenues for the six months ended June 30, 2018. The increase in total operating revenues was mainly due to the increase in revenues from the provision of gaming related services.

Net loss attributable to Studio City Investments Limited for the six months ended June 30, 2019 was US$48.6 million, an increase of US$23.1 million from a net loss attributable to Studio City Investments Limited of US$25.5 million for the six months ended June 30, 2018, primarily due to the higher interest expenses as a result of the write-off of unamortized advance discount upon the refinancing of the 2020 Studio City Intercompany Note net with the lower interest expense on Studio City Intercompany Note, increase in non-gaming operating expenses and property charges and other, partially offset by increase in revenues from the provision of gaming related services.

Liquidity and Capital Resources

Up through the opening of Studio City, our principal sources of liquidity included shareholder equity contributions, loan facilities and senior notes facilities to meet our project development needs. Following the opening of Studio City in October 2015, we relied on, and intend to continue to rely on, cash generated from our operations and debt and equity financings to meet our financing or refinancing needs.

As of June 30, 2019, we held cash and cash equivalents of US$518.3 million, a bank deposit with original maturity over three months of US$60.2 million and restricted cash of US$29.4 million. Restricted cash represented the unspent cash from the capital injection for the remaining project for Studio City and certain bank account balances required to be maintained in accordance with the terms of the respective agreements of the Studio City Company Notes and the 2021 Studio City Senior Secured Credit Facility. Further, the HK$233.0 million (equivalent to approximately US$29.8 million) revolving credit facility under the 2021 Studio City Senior Secured Credit Facility is available for future drawdown as of June 30, 2019, subject to certain conditions precedent.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	(In thousands of US$)
Net cash provided by operating activities	$38,673	$13,495	$104,543	$76,026
Net cash used in investing activities	(73,399)	(32,499)	(90,057)	(131,908)
Cash provided by financing activities	187,076	—	187,076	—
Effect of foreign exchange on cash, cash equivalents and restricted cash	1,610	—	799	—

Net increase (decrease) in cash, cash equivalents and restricted cash	153,960	(19,004)	202,361	(55,882)
Cash, cash equivalents and restricted cash at beginning of period	393,759	316,362	345,358	353,240

Cash, cash equivalents and restricted cash at end of period	$547,719	$297,358	$547,719	$297,358

Operating Activities

Operating cash flows are generally affected by changes in operating income and certain operating assets and liabilities, including the receivables related to the provision of gaming related services and hotel operations, as well as the non-gaming business, including food and beverage, entertainment, mall, retail and other, which are conducted primarily on a cash basis.

Net cash provided by operating activities was US$38.7 million for the three months ended June 30, 2019, compared to net cash provided by operating activities of US$13.5 million for the three months ended June 30, 2018. The change was primarily attributable to higher contribution of cash generated from the improving operations of Studio City as described in the foregoing section.

Net cash provided by operating activities was US$104.5 million for the six months ended June 30, 2019, compared to net cash provided by operating activities of US$76.0 million for the six months ended June 30, 2018. The change was primarily attributable to higher contribution of cash generated from the improving operations of Studio City as described in the foregoing section.

Investing Activities

Net cash used in investing activities was US$73.4 million for the three months ended June 30, 2019, compared to US$32.5 million for the three months ended June 30, 2018. The change was primarily due to the increase in placement of a bank deposit with original maturity over three months.

Net cash used in investing activities of US$73.4 million for the three months ended June 30, 2019 mainly included the placement of a bank deposit with original maturity over three months of US$60.2 million, capital expenditure payments of US$12.3 million and funds to an affiliated company of US$1.3 million.

Net cash used in investing activities of US$32.5 million for the three months ended June 30, 2018 mainly included the placement of a bank deposit with original maturity over three months of US$20.0 million, capital expenditure payments of US$10.8 million and funds to an affiliated company of US$1.9 million.

Net cash used in investing activities was US$90.1 million for the six months ended June 30, 2019, compared to US$131.9 million for the six months ended June 30, 2018. The change was primarily due to a decrease in capital expenditure payments, partially offset by an increase in net placement of bank deposits with original maturities over three months.

Net cash used in investing activities of US$90.1 million for the six months ended June 30, 2019 mainly included the placement of a bank deposit with original maturity over three months of US$60.2 million, capital expenditure payments of US$25.1 million and funds to an affiliated company of US$4.4 million.

Net cash used in investing activities of US$131.9 million for the six months ended June 30, 2018 mainly included capital expenditure payments of US$108.1 million, net placement of bank deposits with original maturities over three months of US$20.1 million and funds to an affiliated company of US$4.9 million.

Financing Activities

Cash provided by financing activities amounted to US$187.1 million for the three and six months ended June 30, 2019, which represented a loan from an affiliated company of US$164.7 million and capital contribution from shareholder of US$22.3 million.

There was no cash used in or provided by any financing activities for the three and six months ended June 30, 2018.

Indebtedness and Capital Contributions

The following table presents a summary of our gross indebtedness, before the reduction of debt issuance costs, as of June 30, 2019:

As of June 30, 2019
(in thousands of US$)
Studio City Company Notes	$1,200,000
Studio City Intercompany Note	$600,000
2021 Studio City Senior Secured Credit Facility	$128

$1,800,128

In June 2019, the Company partially drew down an aggregate principal amount of US$175.0 million of the Studio City Intercompany Note. As of June 30, 2019, the Studio City Intercompany Note with an aggregate principal amount of US$600.0 million was fully drawn down by the Company.

Studio City Investments Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2019

Studio City Investments Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	June 30, 2019	December 31, 2018
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$518,344	$338,377
Bank deposit with original maturity over three months	60,152	—
Restricted cash	29,245	6,852
Accounts receivable, net	1,613	1,698
Amounts due from affiliated companies	85,202	65,662
Inventories	9,946	9,721
Prepaid expenses and other current assets	12,572	27,640

Total current assets	717,074	449,950

PROPERTY AND EQUIPMENT, NET	2,013,098	2,061,673
LONG-TERM PREPAYMENTS, DEPOSITS AND OTHER ASSETS	37,239	44,483
ADVANCE TO AN AFFILIATED COMPANY	3,874	4,607
RESTRICTED CASH	130	129
OPERATING LEASE RIGHT-OF-USE ASSETS	14,385	—
LAND USE RIGHT, NET	120,170	121,544

TOTAL ASSETS	$2,905,970	$2,682,386

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES
Accounts payable	$4,416	$6,366
Accrued expenses and other current liabilities	49,141	51,371
Income tax payable	33	33
Current portion of long-term debt, net	348,957	347,740
Amounts due to affiliated companies	27,835	17,259

Total current liabilities	430,382	422,769

LONG-TERM DEBT, NET	841,200	839,548
LOAN FROM AN AFFILIATED COMPANY	590,261	370,535
OTHER LONG-TERM LIABILITIES	5,532	4,217
DEFERRED TAX LIABILITIES	1,190	1,044
OPERATING LEASE LIABILITIES, NON-CURRENT	13,207	—
AMOUNT DUE TO AN AFFILIATED COMPANY	282	—

TOTAL LIABILITIES	1,882,054	1,638,113

SHAREHOLDER’S EQUITY
Ordinary shares, par value $1; 50,000 shares authorized; 3 shares issued and outstanding	—	—
Additional paid-in capital	1,827,855	1,805,508
Accumulated other comprehensive losses	(10,164)	(16,019)
Accumulated losses	(784,774)	(736,181)

Total Studio City Investments Limited shareholder’s equity	1,032,917	1,053,308
Noncontrolling interests	(9,001)	(9,035)

Total equity	1,023,916	1,044,273

TOTAL LIABILITIES AND EQUITY	$2,905,970	$2,682,386

Studio City Investments Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
OPERATING REVENUES
Provision of gaming related services	$101,145	$70,194	$191,536	$168,595
Rooms	20,990	21,750	41,950	43,583
Food and beverage	16,744	14,729	33,468	30,040
Entertainment	3,911	1,965	10,083	5,188
Services fee	10,499	11,046	19,799	21,791
Mall	(4,456)	4,264	1,926	10,698
Retail and other	517	1,024	1,151	1,879

Total operating revenues	149,350	124,972	299,913	281,774

OPERATING COSTS AND EXPENSES
Provision of gaming related services	(5,852)	(5,261)	(11,634)	(10,756)
Rooms	(5,096)	(5,533)	(10,735)	(10,954)
Food and beverage	(13,780)	(12,768)	(28,185)	(25,969)
Entertainment	(6,452)	(2,659)	(13,218)	(5,301)
Mall	(2,133)	(1,317)	(4,663)	(3,519)
Retail and other	(412)	(621)	(902)	(1,274)
General and administrative	(32,929)	(35,018)	(62,790)	(67,896)
Pre-opening costs	(60)	(11)	(2,549)	(53)
Amortization of land use right	(825)	(830)	(1,648)	(1,661)
Depreciation and amortization	(42,459)	(40,580)	(83,470)	(80,674)
Property charges and other	(8,196)	(1,163)	(8,325)	(1,361)

Total operating costs and expenses	(118,194)	(105,761)	(228,119)	(209,418)

OPERATING INCOME	31,156	19,211	71,794	72,356

NON-OPERATING INCOME (EXPENSES)
Interest income	452	685	1,951	1,406
Interest expenses	(30,415)	(49,740)	(115,496)	(99,067)
Loan commitment fees	(3,103)	(105)	(6,312)	(208)
Foreign exchange losses, net	(1,017)	(234)	(332)	(98)
Other income, net	—	—	—	155

Total non-operating expenses, net	(34,083)	(49,394)	(120,189)	(97,812)

LOSS BEFORE INCOME TAX	(2,927)	(30,183)	(48,395)	(25,456)
INCOME TAX EXPENSE	(77)	(328)	(143)	(375)

NET LOSS	(3,004)	(30,511)	(48,538)	(25,831)
NET (INCOME) LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(117)	364	(55)	315

NET LOSS ATTRIBUTABLE TO STUDIO CITY INVESTMENTS LIMITED	$(3,121)	$(30,147)	$(48,593)	$(25,516)

Studio City Investments Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash provided by operating activities	$38,673	$13,495	$104,543	$76,026

CASH FLOWS FROM INVESTING ACTIVITIES
Placement of bank deposits with original maturities over three months	(60,152)	(20,000)	(60,152)	(24,987)
Payments for acquisition of property and equipment	(12,316)	(10,834)	(25,061)	(108,142)
Funds to an affiliated company	(1,276)	(1,922)	(4,408)	(4,913)
Deposits for acquisition of property and equipment	(517)	(535)	(608)	(1,468)
Advance to an affiliated company	818	2	—	(41)
Proceeds from sale of property and equipment and other long-term assets	44	790	172	2,759
Withdrawal of bank deposit with original maturity over three months	—	—	—	4,884

Net cash used in investing activities	(73,399)	(32,499)	(90,057)	(131,908)

CASH FLOW FROM FINANCING ACTIVITIES
Loan from an affiliated company	164,729	—	164,729	—
Capital contribution from shareholder	22,347	—	22,347	—

Cash provided by financing activities	187,076	—	187,076	—

EFFECT OF FOREIGN EXCHANGE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	1,610	—	799	—

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	153,960	(19,004)	202,361	(55,882)
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	393,759	316,362	345,358	353,240

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$547,719	$297,358	$547,719	$297,358

SUPPLEMENTAL CASH FLOW DISCLOSURES
Cash paid for interest	$(41,090)	$(58,626)	$(46,681)	$(76,159)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	(879)	—	(879)	—
Change in accrued expenses and other current liabilities related to acquisition of property and equipment	(65)	5,157	5,868	8,464
Change in amounts due from/to affiliated companies related to acquisition of property and equipment and other long-term assets	(269)	1,903	1,690	5,483
Change in amounts due to affiliated companies related to discount on loan from an affiliated company	(7,276)	—	—	—

RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH TO THE CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2019	December 31, 2018
Cash and cash equivalents	$518,344	$338,377
Current portion of restricted cash	29,245	6,852
Non-current portion of restricted cash	130	129

Total cash, cash equivalents and restricted cash	$547,719	$345,358

F-4